

April 20, 2023

Kevin Wirges
Chief Financial Officer and Treasurer
CareMax, Inc.
1000 NW 57th Court, Suite 400
Miami, Florida 33126

      Re: CareMax, Inc.
         Form 10-K for the Year Ended December 31, 2022
         Form 10-K/A for the Year Ended December 31, 2021
         Correspondence Letter dated March 30, 2023
         File No. 1-39391

Dear Kevin Wirges:

We have reviewed your March 30, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

Adjusted EBITDA, page 69

1. We note your response to comment 4. The restructuring and other line item in your reconciliation appears to include multiple components. Please provide us, and confirm that you will expand your disclosures to include, a breakdown of each component that is included in this line item with the corresponding amount. As it relates to incremental compensation and vendor expenses identified as temporary or duplicative as well as legal and professional expenses determined to be outside of the ordinary course of business, please help us better understand how you determined these costs were incremental, temporary, duplicative, and outside the ordinary course of business, rather than normal, recurring, cash operating expenses necessary to operate your business. Please address your

consideration of the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations as updated December 13, 2022. In regard to restructuring costs, please also address your consideration of ASC 420 in determining that these costs should be characterized as restructuring costs.

2. We note your response to comment 5. In regard to your Acquisition and Integration related costs line item presented in your reconciliation, please provide us, and confirm that you will expand your disclosures to include, a breakdown of each significant component with corresponding amount. For the integration related costs, including incremental payroll compensation expense for employees directly associated with services to achieve synergies, please address your consideration of the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations as updated December 13, 2022. Please specifically address how you determined that these are not normal, recurring, cash operating expenses necessary to operate your business.

3. Given there appears to be some overlap between the restructuring and other line item and the acquisitions and integration related costs line item, please help us better understand the differences between the two line items.

Operating Metrics and Non-GAAP Platform Contribution and Pro Forma Platform Contribution, page 70

4. We note your response to comment 3. Please help us better understand the nature of the reclassification that you discuss in note (a) to your reconciliation of Gross Profit to Platform Reconciliation. It appears these amounts have been reflected in your corporate, general and administrative expenses line item on your statements of operations and you have determined that they should be reflected in your determination of gross profit for purposes of this reconciliation. Please confirm. Please advise why the note indicates that the reclassification results in an increase to gross profit by $2.9 million during the three months ended December 31, 2022, which also appears inconsistent with your reconciliation.

5. Please expand your disclosures to provide a breakdown of the components of the pro forma adjustments line item in your determination of Pro forma Platform Contribution. Please disclose the nature of each component and the corresponding amount.

Critical Accounting Policies and Estimates
Goodwill and Other Intangible Assets, page 79

6. We note that you performed an annual goodwill impairment test as of December 31, 2022, and recognized a goodwill impairment charges of $70.0 million, which was driven by the reduction of the market value of your stock price in December 2022. Given the materiality of your goodwill balance and that your market capitalization continues to be significantly less than your total equity, please tell us and expand your disclosures to explain how you determined the amount of goodwill impairment charge to record. In

order to provide useful and meaningful disclosures that provide investors with the information necessary to understand how you determined the amount of an impairment charge as well as the probability of a future goodwill impairment, please provide the following disclosures:

- Your consideration of the current market capitalization in your determination of fair value;
- The percentage by which the estimated fair value exceeded carrying value as of the date of the most recent impairment test. Address how you determined such fair value in light of your current market capitalization;
- The specific critical assumptions used in your fair value determination;
- The degree of uncertainty associated with your key assumptions and how changes in key assumptions could impact your fair value determination; and
- Potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

<u>Amendment No. 2 to the Form 10-K for the Year Ended December 31, 2021</u>

<u>Restatement of Previously Reported Financial Statements, page F-9</u>

7.   Please tell us how you accounted for the equity consideration paid to the real estate advisor in July 2021, including the consideration which led to the recording of prepaid assets. Address the following:

- Describe each component of the equity consideration paid as part of the arrangement, including the Series A Warrants and Series B Warrants, explain how you accounted for each component, and identify the accounting guidance you used in determining the appropriate accounting for the component; and
- Explain why the asset amount increased from $111 million to $173 million at September 30, 2022, including what caused this significant increase. In this regard, we only note your disclosure that indicates you recorded $7.6 million to reflect vesting of 1,500,000 Series B Warrant Shares.

You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services